1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 23, 2021

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 340 (“PEA 340”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 475 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 26, 2021. PEA 340 was filed, in part, to reflect certain changes to the PIMCO Low Duration Credit Fund (formerly, PIMCO Senior Floating Rate Fund), an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 340. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: The Fund includes a fee table footnote relating to the Fund’s interest expense. Such footnote is neither permitted nor required by Form N-1A. Please delete.

Response: The Registrant has previously reviewed its funds’ interest expense footnotes in light of the Staff’s related comments and previously consolidated such footnotes into a single footnote per fund fee table, consistent with the Staff comment provided to the 2016 annual update of the PIMCO Funds’ registration statement. With respect to the requested deletion of these footnotes in their entirety, the Registrant’s response, set forth below, is substantially the same as the response provided to similar comments to several prior post-effective amendments of PIMCO-advised registrants:

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To the extent the Fund enters into certain investments, such as reverse repurchase agreements or short sales, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes, but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Fund has a “unified fee” structure wherein the Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Fund. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Fund’s statutory prospectus and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Fund, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be a nearly “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses the Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is the Fund’s interest expense. As interest expense may vary, causing the Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes an explanatory footnote appropriately placed where it is most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) is helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added). The SEC further stated that the “prospectus summary section is intended to provide investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added). The Registrant agrees. The primary goal of a summary prospectus should be to provide clear, concise information to facilitate investor comparison of the Fund with other mutual funds. Without the current fee table footnote describing the Fund’s interest expense and its effect on the Fund’s expense ratio, the Registrant believes the Fund’s fee table may not adequately facilitate an investor comparison of the Fund’s costs against other mutual funds’ costs as investors will not

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have the context in which to accurately make such a comparison. Because the Fund has a unique unified fee structure as described above, what comprises “Other Expenses” for the Fund is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Fund’s total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Fund does not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Because the unified fee structure renders “Other Expenses” a non-routine line item for the Fund, investors in the Fund have reasonably come to expect that the total expense ratio of the Fund is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnote to explain the non-routine instances where the Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Fund’s unified fee structure unless the Fund includes an explanatory footnote in the summary prospectus. The Registrant believes deleting the footnote could cause the Fund’s fee table to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Fund] and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a footnote as part of the fee table to clearly communicate the nature and amount of the Fund’s interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or expense, like the other line items in the Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why the Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

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Comment 2: The first paragraph of the “Principal Investment Strategies” section of the Fund’s prospectus refers to “bank loans.” If the Fund invests in covenant-lite loans as part of its principal investment strategies, please add a reference here and disclose the corresponding risks under “Principal Risks.”

Response: The principal investment strategies disclosure has been revised as follows:

The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments. “Fixed Income Instruments” include bank loans (including, among others, covenant-lite obligations), bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. entities.

The following disclosure has been added under “Principal Risks”:

“Covenant-lite” Obligations Risk

Covenant-lite obligations contain fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

Comment 3: According to its semi-annual report, the Fund held 82% of its assets in loan participations and assignments as of September 30, 2020. In addition, the Fund’s net assets identified in its Schedule of Investments as “central funds used for cash management purposes” has decreased from 16% as of March 31, 2020 to 2.8% as of September 30, 2020. Please explain how the Fund intends to meet short-term liquidity needs in light of the lengthy settlement period for loans and the reduction in holdings of central funds for cash management purposes.

Response: As disclosed in the Fund’s prospectus, in order to meet redemption requests, the Fund typically expects to use a combination of sales of portfolio assets, holdings of cash and cash equivalents (including cash flows into the Fund) and financing transactions (such as reverse repurchase agreements). These methods of meeting redemption requests are expected to be used regularly. The Fund reserves the right to use other types of borrowings and interfund lending. The use of borrowings (such as a line of credit) and interfund lending in order to meet redemption

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requests is typically expected to be used only during stressed market conditions, if at all. The Fund may also use redemptions in kind as discussed in its prospectus.

Comment 4: The Fund may invest in derivatives as part of its principal investment strategies. Please confirm that all derivatives will be valued at market value for purposes of determining compliance with the Fund’s 80% policy adopted pursuant to Rule 35d-1.

Response: Confirmed. All derivatives will be valued at market value for names rule policy purposes.

Comment 5: Confirm that any dividend and interest expense on short sales is reflected in the Fund’s fee table.

Response: Confirmed. To the extent that the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such actual (or estimated) expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

Comment 6: Please add a numerical example to the Fund Summary—Principal Risks—Interest Rate Risk disclosure describing the effect of a 1% increase in interest rates on a portfolio with a three-year average duration.

Response: The Registrant notes that similar information is already provided in the “Characteristics and Risks of Securities and Investment Techniques—Duration” section, which states in relevant part:

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of

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example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Similarly, the price of a bond fund with an average duration of fifteen years would be expected to fall approximately 15% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.

Comment 7: Immediately prior to the Fund Summary—Principal Risks—LIBOR Transition Risk disclosure, there is a paragraph beginning “Please see ‘Description of Principal Risks’ in the Fund’s prospectus. . .”. Please confirm such paragraph is appropriately placed there or whether it should be relocated.

Response: The Fund has relocated the paragraph.

Comment 8: The Fund uses a blended index as its primary broad-based securities market index. The Staff believes a blended index may be appropriate as a secondary index, but not as a primary index. Please consider including the blended index as only a secondary index of the Fund. Alternatively, please show each component index as a separate line item under the blended index.

Response: The Registrant is aware of multiple fund groups that similarly use a blended index as the “broad-based securities market index” for a fund registered on Form N-1A. The Registrant believes that blended primary benchmark indexes are frequently used across a variety of fund groups, particularly with respect to sector funds and alternative strategy funds (such as the Fund), in recognition of the fact that such indexes are more reflective of the market for the principal investments of such funds than a non-blended index.

The Registrant is not aware of any authoritative guidance from the SEC or Staff indicating that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A; however, the Registrant believes its approach is consistent with the limited authoritative guidance from the SEC and the Staff regarding the definition and purpose of an “appropriate broad-based securities market index.”

Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Importantly, each component index of the Fund’s blended index, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the Fund, its investment adviser

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and principal underwriter.[1] In addition, the SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”[2] In rejecting the mandatory use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”[3] The SEC has also stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”[4] The Registrant respectfully notes that the Fund’s blended primary benchmark index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”

Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 regarding their use in the context of Section 205(b) of the Investment Advisers Act of 1940. Specifically, the SEC stated:

In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, a broadly based market value weighted index of common stocks

[1]   “To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter . . . .” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

[2]   Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

[3]   Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. 33-6988 (Apr. 6, 1993).

[4]   Id.

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ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate. Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.[5] (emphasis added)

Finally, in regards to the ability of a fund to select a broad-based index, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).[6]

The Registrant believes that the use of a blended primary benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above. As the Staff is aware, funds are increasingly using diverse investment strategies which at times have multiple distinct components and asset classes (e.g., a mix of equity securities, fixed-income securities and alternative strategies) with various weightings. As a result, it is often the case that the performance of a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index such as the S&P 500 Index. In this regard, the Registrant believes that a blended primary benchmark index, consisting of component indexes that are intended to represent similar risk attributes as each distinct portion of the fund’s holdings, may provide investors with a more useful basis for evaluating the Fund’s performance and risks relative to the markets in which the Fund invests, consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.

In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition because the blended index reflects the market for the principal investments of the Fund.

[5]   Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972).

[6]   Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

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The Registrant also believes that a blended index would be sufficiently “broad-based” if the index, when considered as a whole, is sufficiently representative of a broad segment of the securities market such that it is “not composed of securities of firms in a particular industry or group of related industries.” Also, certain component indexes of the blended index are themselves “broad-based securities market indexes.” The Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

In addition, the Registrant emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” funds should be given considerable deference in determining whether a blended benchmark index is an “appropriate broad-based securities market index.”

Comment 9: Please address the following comments related to the “Sales at Net Asset Value” paragraph on page 54 of the prospectus:

(a)  The disclosure describes certain categories of account holders that may purchase shares without an initial sales charge, including “purchases through…certain types of group omnibus plans sponsored by employers, professional or charitable organizations.” The Staff does not believe that this language sufficiently identifies the class of people who are eligible for a waiver as required by Item 12(a)(2) of Form N-1A. Please revise the disclosure to identify with greater specificity who is included in this category.

(b)  The disclosure indicates that an initial sales charge may be waived for purchases by retirement plans that are maintained or sponsored by financial firms, provided that the financial firms “have entered into an agreement with the Distributor related to such plans.” Please confirm that Appendix B identifies the financial firms that have entered into an agreement with the Distributor. See IM Guidance Update 2016-06.

(c)  The disclosure indicates that an initial sales charge may be waived for “any other person for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale.” Please explain how a waiver for this category of persons is consistent with Rule 22d-1 under the Investment Company Act of 1940, as amended, which requires that sales load variations be applied uniformly to all offerees in a specified class.

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Response:

(a)   The Registrant will revise the disclosure as follows:

Sales at Net Asset Value. In addition to the programs summarized above, the Funds may sell their Class A shares at NAV without an initial sales charge to certain types of accounts or account holders, including: current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and by directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed; ~~purchases through wrap accounts or certain types of group omnibus plans sponsored by employers, professional or charitable organizations~~ participants investing through accounts known as “wrap accounts” established with broker-dealers approved by the Distributor where such broker-dealers are paid a single, inclusive fee for brokerage and investment management services; trustees or other fiduciaries purchasing shares through certain group omnibus plans (such a 401(k), 403(b), Health Savings Accounts, 457, Profit Sharing/Keogh, Money Purchase Pension and Defined Benefit; not including individual participant directed accounts (i.e., accounts listed in the Fund’s records as for the benefit of a named individual), SEP-IRAs, SIMPLE IRAs, SARSEP IRAs and 403(b)7 custodial accounts) sponsored by employers, professional organizations or associations, or charitable organizations that qualify for 501(c)(3) status under the Internal Revenue Code; investors engaging in certain transactions related to IRAs or other qualified retirement plan accounts; retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; investors making certain purchases following the announcement of a Fund or share class liquidation or following certain share class conversions; and any other person seeking a waiver for which the Distributor determines that there will be minimal cost borne by the Distributor associated with the sale. What qualifies as “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor, but will be applied uniformly to all shareholders seeking a waiver for which there will be such minimal cost. Please see the SAI for additional details.

(b)   The Registrant notes that this disclosure describes a waiver that is made available to all financial firms that have entered into agreements with the Fund’s Distributor. The waiver is not specific to a particular financial firm. The Registrant therefore respectfully asserts that additional disclosure is not required.

(c)   The Registrant confirms that it and the Distributor believe that this waiver category is consistent with Rule 22d-1 as the Distributor applies it uniformly to all shareholders seeking to rely on the waiver category. The relevant waiver category has been revised, as

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marked above in response to part (a), to clarify that the waiver category is applied in the Distributor’s discretion and applied uniformly to shareholders seeking a waiver for which there will be such minimum costs. The Registrant respectfully asserts that the disclosed waiver category, as revised, provides adequate information to investors consistent with the requirements of Rule 22d-1.

Comment 10: Please address the following comments related to the “Reductions and Waivers of Initial Sales Charges and CDSCs” paragraph on page 55 of the prospectus:

(a)   The disclosure describes circumstances in which CDSCs on certain shares may be reduced or waived, including for “redemptions by certain shareholders demonstrating hardship, as determined in the sole discretion of the Distributor, and there will be minimal cost borne by the Distributor associated with the redemption, as determined in the sole discretion of the Distributor.” The Staff does not believe that reference to “hardship” sufficiently identifies the class of persons eligible for a waiver of a CDSC. Please revise the disclosure to provide greater specificity as to who qualifies for a hardship waiver. The Staff further notes that the Distributor’s ability to exercise discretion in determining eligibility for a hardship waiver appears to be inconsistent with the requirement in Rule 22d-1(a) under the 1940 Act that variation of a sales load apply uniformly to all offerees in a specified class. Accordingly, please revise the disclosure “as determined at the sole discretion of the Distributor” in both places where it appears in that paragraph.

(b)   The disclosure indicates that CDSCs on certain shares may be waived for redemptions by (i) retirement plans that are maintained or sponsored by financial firms, provided that the financial firms “have entered into an agreement with the Distributor related to such plans”; and (ii) shareholders who participate through certain retirement plans that are clients of financial firms “with which the Distributor has an agreement with respect to such purchases.” Please confirm that Appendix B identifies the financial firms that have entered into such agreements with the Distributor. See IM Guidance Update 2016-06.

Response:

(a)   The Registrant will revise the disclosure as follows:

The initial sales charges on Class A shares and the CDSCs on Class A, Class C and Class C-2 shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value” above for information on Class A initial sales charges. CDSCs on Class A, Class C and Class C-2 shares may be reduced or waived in certain circumstances, including for: redemptions in connection

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with certain distributions, withdrawals or returns of excess contributions from or exchanges to certain retirement plan accounts or IRAs; certain redemptions following death or disability; certain redemptions of shares subject to an Automatic Withdrawal Plan; redemptions by current or former Trustees, officers and employees of the Trust or PIMCO Equity Series, and by directors, officers and current or former employees of the Distributor, PIMCO, or certain of PIMCO’s affiliates if the account was established while employed; redemptions effected by a Fund as a result of an account not satisfying applicable minimum account size requirements; redemptions in connection with certain reorganizations and liquidations; redemptions by certain shareholders demonstrating hardship~~, as determined in the sole discretion of the Distributor,~~ and/or there will be minimal cost borne by the Distributor associated with the redemption~~, as determined in the sole discretion of the Distributor~~; certain intra-fund exchanges of Class A shares for Institutional Class shares; redemptions by retirement plans that are maintained or sponsored by financial firms, provided the financial firms have entered into an agreement with the Distributor related to such plans; redemptions by a shareholder who is a participant through certain employer sponsored retirement plans that are clients of a financial firm with which the Distributor has an agreement with respect to such purchases; and redemptions effected by trustees or other fiduciaries who have purchased shares for certain employer-sponsored plans. In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor. The Distributor follows how Internal Revenue Service regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need. The Distributor generally determines a CDSC waiver or reduction to be of “minimal cost” where the shareholder can demonstrate that the redemption triggering the CDSC was inadvertently executed during the period subject to the CDSC and substantially all of the CDSC period has lapsed. Please see the SAI for additional details.

(b)   The Registrant notes that this disclosure describes a waiver that is made available to all financial firms that have entered into agreements with the Fund’s Distributor. The waiver is not specific to a particular financial firm. The Registrant therefore respectfully asserts that additional disclosure is not required.

Comment 11: Please file as an exhibit to Registrant’s registration statement a certified copy of the resolution of the Registrant’s Board of Trustees authorizing the registration statement to be signed on behalf of Mr. Johnson pursuant to a power of attorney. See Rule 483(b) under the Securities Act of 1933, as amended.

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Response: Comment accepted. The Registrant will update the previously filed resolution to include a certified copy of such resolution as an exhibit to the Registrant’s annual update filing.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:   Ryan Leshaw, Pacific Investment Management Company LLC

Timothy Bekkers, Pacific Investment Management Company LLC

Sonia Bui, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP